Exhibit 99.1

News Release

For Immediate Release

Stantec 2013 Annual General Meeting Results

EDMONTON, AB (May 10, 2013) TSX, NYSE:STN

Stantec held its annual meeting of shareholders in Edmonton on May 9, 2013. A total of approximately 31,730,665 shares (approximately 68.83% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.    Election of Directors

Each of the nine nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	31,059,067	99.73	83,847	0.27
David L. Emerson, PC	19,571,992	62.85	11,570,922	37.15
Delores M. Etter	30,368,846	97.51	774,068	2.49
Anthony P. Franceschini	18,459,282	59.27	12,683,632	40.73
Robert J. Gomes	31,136,363	99.98	6,551	0.02
Susan E. Hartman	30,199,783	96.97	943,131	3.03
Aram H. Keith	30,879,963	99.16	262,951	0.84
Donald J. Lowry	31,083,490	99.81	59,424	0.19
Ivor M. Ruste	30,196,970	96.96	945,941	3.04

2.    Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Accountants, were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
30,418,049	95.86	1,312,419	4.14

3.    Non-binding Advisory Vote on Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2013 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against	Votes Withheld	% Withheld
24,105,269	77.40	7,037,440	22.60	0	0

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Media Contact Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

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